Exhibit 4.16

[DATE]PRIVATE & CONFIDENTIAL

[NAME]

Present

Dear NAME,

This is to confirm our offer of employment (the “Agreement”) to you as [TITLE]. You will be employed by Hutchison MediPharma (US), Inc. (“the Company”) under the following terms and conditions with effect from [DATE] (the “Effective Date”) :-

1.Basic Salary

Your basic salary will be [XX] Dollars (US$[XX]) per month payable in arrears (“Basic Salary”). This is an exempt position in the Company and in accordance with federal or New Jersey State law, is not eligible for overtime pay.

2.Annual Bonus

For each calendar year completed from the Effective Date of this Agreement, pro-rated for a partial initial year, you will be eligible to receive an annual performance bonus, which target amount for calendar year  [XX] is set at [XX] Dollars (US$[XX]) or [XX]% of your base annual salary (“Bonus”). This Bonus, which is payable at the discretion of the Company, will depend on the Company’s business results and your performance, and you must be employed on the date of any Bonus payment in order to receive it.

3.Share Options/Long Term Incentive Award

On commencement of your employment, subject to any necessary approvals and trading window restrictions, Hutchison China MediTech Limited (“HCML”) will consider granting you shares of HCML pursuant to the rules of the HCML Share Option Scheme as well as an award which provides for a  performance related right to cash or shares of HCML pursuant to the vesting and other rules of the HCML Long Term Incentive Award Scheme.

4.Benefits

You and your eligible dependents will have the opportunity to participate in the Company’s benefits program, subject to the terms and conditions of such benefit programs. As of this date, the Company’s benefit program includes medical, life, long-term disability and group travel accident programs as well as a 401-K savings plan.

5.Transfer of Furniture & Personal Effects

You will be entitled to an allowance (“Relocation Allowance”) of up to US$[XX] for the purposes of transporting personal effects from your home town to New Jersey and/or purchase of furniture locally. To the extent determined by the Company, the Relocation Allowance will be provided on a pre-tax basis in accordance with Internal Revenue Service rules.

6.Taxation

All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

7.Business Travel

As the Company, its subsidiaries and associated companies are involved in a regional business and have business interests and dealings overseas, you may therefore be required from time to time to travel overseas in the performance of your duties of employment with the Company, its subsidiaries or associated companies.

For all business purposes you will be entitled to travel economy class except in those instances when total elapsed travel time from point of departure to destination (including in-transit time at airports enroute to destination) is in excess of 6 hours. In such cases, Business Class travel will be permitted.

8.Vacation and Holidays

During the term of this employment, you will be entitled to three (3) weeks of paid time off (15 days) during the first full calendar year of employment and each subsequent year. Additionally, you will receive ten (10) paid holidays and five (5) sick days in addition to the paid time off mentioned. Unused vacation does not carry over from year-to-year unless approved by your line manager, and no amounts will be paid with respect to unused vacation upon your termination of employment.

9.Expenses

The Company will reimburse authorised expenses incurred by you on Company business, subject to the Company’s policies from time to time in force relating to expenses. A guiding principle in settling expenses is that there should neither be financial loss nor gain to you as a result of any reasonable expense incurred on Company business.

All claims for expenses must be approved by the Company. No employee is allowed to approve or authorise payment for his/her own expenses.

10.Conflict of Interest

You will not (without the prior written consent of the Company or any one of its subsidiaries or associated companies) during your employment hereunder, directly or indirectly be interested in any other businesses, or engage in, be concerned with, or provide services to, any other person, company, business entity or other organisation whatsoever (whether as an employee, officer, director, agent, partner, consultant or otherwise). You will devote your whole time and attention to servicing the Company, its subsidiaries and associated companies.

Without prejudice to the provisions of the preceding paragragh, you agree to declare all your business interests and provide requisite details of such interests to the Company, whether or not they are similar to or in conflict with the business or activities of the Company, its subsidiaries or associated companies, at the date hereof and in future.

11.Confidentiality

Your employment terms and conditions are strictly confidential between you and the Company. Any disclosure of such employment terms and conditions to other employees or outside parties constitute a breach of this contract and may result in disciplinary action.

You will neither during the employment hereunder (except in the proper performance of your duties) nor at any time (without limit) after the termination thereof, howsoever arising, directly or indirectly:

(a)	use for your own purposes or those of any other person, company, business entity or other organisation whatsoever; or

(b)	disclose to any person, company, business entity or other organisation whatsoever;

any trade secrets or confidential information relating or belonging to the Company or any of its subsidiaries or associated companies including but not limited to information relating to customers, customer lists or requirements, price lists or pricing structures, marketing and sales information, business plans or dealings, employees or officers, financial information or plans, designs, formulae, product lines, information relating to drug research and clinical development activities, any document marked “confidential” or any information which you have been advised is “confidential” or which you might reasonably except the Company would regard as “confidential” or any information which has been given to the Company or any of its subsidiaries or associated companies in confidence by customers, suppliers or other persons.

You will not at any time during the continuance of your employment with the Company make any notes or memoranda relating to any matter within the scope of the Company’s business, dealings or affairs otherwise than for the benefit of the Company or its subsidiaries or associated companies.

You will not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, file or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company or any of its subsidiaries or associated companies without obtaining the written approval of the Company unless permitted under the Group Policy on the Media.

Forthwith upon the termination of your employment hereunder, and/or at any other time if the Company shall so request, you shall deliver to the Company all documents (including correspondence, lists of customers, notes, memoranda, plans, drawings and other documents of whatsoever nature) in whatever forms, including magnetic media, models or samples made or compiled by or delivered to you or in your possession concerning the business, finances or affairs of the Company or any of its subsidiaries or associated companies. For the avoidance of doubt, it is hereby declared that the property in all such document as aforesaid shall at all times be vested in the Company or its subsidiaries or associated companies.

12. Reasonableness of Restrictions

12.1

You recognise that, whilst performing your duties hereunder, you will have access to and come into contact with trade secrets and confidential information belonging to the Company or any of its subsidiaries or associated companies and will obtain personal knowledge of and influence over its or their customers and/or employees. You therefore agree that the restrictions contained in Clauses 10 and 11 are resonable and necessary to protect the legitimate business interests of the Company or any of its subsidiaries or associated companies both during and after the termination of such employment.

12.2

Without prejudice to the foregoing, if any part of any such restrictions is found to be wholly or partly void, invalid, or otherwise unenforceable then such part shall be deemed eliminated or modified to the extent to which it is necessary so that the restrictions in that part shall become valid or enforceable.

13.Code of Conduct

At all times, you are expected to observe the highest standards of ethical, personal and professional conduct.

You must not act dishonourably nor abuse the trust placed in you by the Company. All improper business practices must be rejected.

Whether working in the United States or overseas, you should adhere to the Company’s policies, procedures and regulations which are applicable to you from time to time during your employment and you must comply with all legal requirements.  Failure to comply with the Company’s policies, procedures and regulations or any legal requirements may result in appropriate disciplinary actions taken against you and/or termination of your employment.

14.Termination Notice

14.1

You will be engaged on an at-will basis. You may terminate your employment with the Company by providing 3 months’ advance notice in writing. This period of notice can commence from any day of the month.

14.2

In the event that your employment is terminated by the Company without Cause, and prior to the notice of termination you have completed at least 12 months of continuous service with the Company, subject to your signing and returning to the

Company a timely and effective customary general release of claims in the form provided by the Company by no later than the 30th calendar day following the termination of employment, you will be entitled to receive 6 months’ Basic Salary (in equal periodic instalments consistent with the Company’s standard payroll practices) and an annual target bonus prorated for the calendar year up to the date of termination (pay together with the 6th instalments of the severance payments) subject to the following applying during the period of 6 months while the severance payments are paid to you:

a)	you shall continue to comply with the terms of Conflict of Interest, Confidentiality and Code of Conduct contained in clauses 10, 11 and 13 herein respectively and in particular you will make no public statements regarding the Company or its affiliates;
b)	you will not either directly or indirectly solicit or encourage employees of the Company or its affiliates to terminate their employment with the Company or its affiliates;
c)	you will not directly or indirectly engage in, become financially interested in, be employed by, provide services to or otherwise have any connection with any business or venture that is engaged in activities which compete with the drug candidates/products of Hutchison MediPharma Limited.

For the purposes of this Clause, “Cause” means your termination of employment by the Company means your termination of employment due to (i) your willful or grossly negligent failure to perform your duties to the Company, (ii) your commission of any felony or any other crime involving moral turpitude; (iii) your committing any act of fraud or a material act of dishonesty in connection with the performance of your duties to the Company, (iv) your use of narcotics, alcohol, or illegal drugs in a manner that has a detrimental effect on the performance of your duties, (v) your material breach of your obligations hereunder.

15.References

This offer of employment is subject to satisfactory references, which the Company will take up upon receipt of your acceptance of our offer of employment.

16.Alterations To Contract

This letter constitutes the written terms and conditions governing your employment with the Company and supersedes any prior written or verbal agreements.  Any changes in your terms and conditions of employment will be notified to you.

17.Governing Law

This letter shall be governed by and construed in accordance with the laws of New Jersey State without regard to principles of conflicts of law.

19.Successors and Assigns

This letter shall be binding upon the Company and any successors and assigns of the Company, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company’s assets or business. Neither this letter nor any right or obligation hereunder may be assigned by you.

If the terms and conditions of this offer of employment are satisfactory, please accept the offer by signing and returning an executed copy of this offer employment letter herein.

Yours sincerely,

[NAME]

[TITLE]

*********************************************************************************************

If you agree with the terms herein, please signify your acceptance by signing and returning to me the duplicate copy of this contract.

Signed:

Name:

Date: